                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                          Goody's Family Clothing, Inc.
                          -----------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                   382588 10 1
                                   -----------
                                  (CUSIP Number)

                              Martin Nussbaum, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
                          -----------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 30, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with this statement: [ ]

                                  SCHEDULE 13D
---------------------------------------------------------------------------------------------------------
CUSIP No. 382588 10 1
          -----------
---------------------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

    Robert M. Goodfriend
---------------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a)
                                                                                              (b)
---------------------------------------------------------------------------------------------------------
3   SEC USE ONLY

---------------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS
           OO
---------------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
---------------------------------------------------------------------------------------------------------
NUMBER OF          7     SOLE VOTING POWER
SHARES                       13,906,730
BENEFICIALLY       --------------------------------------------------------------------------------------
OWNED BY           8     SHARED VOTING POWER
EACH                         22,500
REPORTING          --------------------------------------------------------------------------------------
PERSON             9     SOLE DISPOSITIVE POWER
WITH                         13,906,730
                   --------------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                             22,500
---------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             13,929,230
---------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                     |X|
---------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           41.9%
---------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
           IN
---------------------------------------------------------------------------------------------------------

                         AMENDMENT NO. 7 TO SCHEDULE 13D

         This Amendment No. 7 to the Schedule 13D originally filed by Robert M. Goodfriend with the Securities and Exchange Commission (the "SEC") on November 25, 1994, as previously amended by Amendment No. 1 filed with the --- SEC on January 9, 1995, Amendment No. 2 filed with the SEC on October 17, 1996, Amendment No. 3 filed with the SEC on December 9, 1996, Amendment No. 4 filed with the SEC on December 16, 1996, Amendment No. 5 filed with the SEC on March 13, 1997 and Amendment No. 6 filed with the SEC on December 2, 1997 (collectively, the "Schedule 13D"), relates to Mr. Goodfriend's beneficial ownership of shares of the common stock, no par value per share, of Goody's Family Clothing, Inc. This Amendment No. 7 amends and supplements the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not otherwise defined shall have the respective meanings set forth in the Schedule 13D.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           --------------------------------------------------

           Item 3 of the Schedule 13D is hereby amended to include the following information:

                  In recognition of the Reporting Person's services to the Company and as incentive compensation to the Reporting Person, (i) on October 19, 2001, the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") approved the grant to the Reporting Person under the Company's 1997 Stock Option Plan of stock options immediately exercisable to purchase an aggregate of 200,000 shares of Common Stock over a five-year term at an exercise price of $3.60 per share (the closing sales price of the Common Stock on The Nasdaq National Market on October 18, 2001), and
           (ii) on January 30, 2002, the Compensation Committee approved the grant to the Reporting Person under the Company's 1993 Stock Option Plan of stock options immediately exercisable to purchase an aggregate of 550,000 shares of Common Stock over a five-year term at an exercise price of $3.90 per share (the closing sales price of the Common Stock on The Nasdaq National Market on January 29, 2002) (collectively, the "2001/2002 Stock Options"). Such grants were subsequently approved by the Board of Directors of the Company (with the Reporting Person abstaining) on October 30, 2001 and January 30, 2002, respectively.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           -------------------------------------

           Item 5 of the Schedule 13D is hereby amended to include the following information:

                  As of the date hereof, the Reporting Person beneficially owns 13,929,230 shares of Common Stock, which represents approximately 41.9% of the outstanding shares of Common Stock. (According to the Company and its transfer agent, as of February 5, 2002 there were 32,451,130 shares of Common

           Stock outstanding. Accordingly, in computing the percentage of Common Stock beneficially owned by the Reporting Person, such number, as adjusted for exercisable options held by the Reporting Person, was used.) Such 13,929,230 shares include (i) 22,500 shares of Common Stock owned by the Reporting Person's spouse ("Mrs. Goodfriend") and
           (ii) 750,000 shares of Common Stock issuable upon exercise of the 2001/2002 Stock Options which are currently exercisable. Such 13,929,230 shares do not include 834,540 shares of Common Stock held in trust for the benefit of the Reporting Person's children nor 100 shares owned directly by the Reporting Person's child. The Reporting Person has no voting or investment power with respect to these 834,640 shares of Common Stock and disclaims beneficial ownership of them. The Reporting Person has sole voting and dispositive power with respect to the 13,906,730 shares of Common Stock beneficially owned directly by him and shares voting and dispositive power with Mrs. Goodfriend with respect to the 22,500 shares of Common Stock she owns directly.

                  The Reporting Person has not made any purchases or sales of securities of the Company during the sixty (60) days preceding the date of this Schedule 13D except as set forth herein and except that on December 28, 2001, the Reporting Person gifted an aggregate of 72,980 shares of Common Stock to United Way of Greater Knoxville (45,715 shares of Common Stock), Webb School (11,430 shares of Common Stock), Knoxville Jewish Alliance (9,285 shares of Common Stock) and East Tennessee Children's Hospital (6,550 shares of Common Stock).

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           ---------------------------------------------------------------------
           TO SECURITIES OF THE ISSUER.
           ----------------------------

           Item 6 of the Schedule 13D is hereby amended to include the following information:

                  In recognition of the Reporting Person's services to the Company and as incentive compensation to the Reporting Person, (i) on October 19, 2001, the Compensation Committee approved the grant to the Reporting Person under the Company's 1997 Stock Option Plan of stock options immediately exercisable to purchase an aggregate of 200,000 shares of Common Stock over a five-year term at an exercise price of $3.60 per share (the closing sales price of the Common Stock on The Nasdaq National Market on October 18, 2001), and (ii) on January 30, 2002, the Compensation Committee approved the grant to the Reporting Person under the Company's 1993 Stock Option Plan of stock options immediately exercisable to purchase an aggregate of 550,000 shares of Common Stock over a five-year term at an exercise price of $3.90 per share (the closing sales price of the Common Stock on The Nasdaq National Market on January 29, 2002). Such grants were subsequently approved by the Board of Directors of the Company (with the Reporting Person abstaining) on October 30, 2001 and January 30, 2002, respectively. These stock options are subject to early termination in the event of termination of the Reporting Person's employment by the Company. A copy of the Notices of Grant of Stock Options and Option Agreements is attached hereto as an exhibit and is incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           ---------------------------------

           10. Notice of Grant of Stock Options and Option Agreement pursuant to Goody's Family Clothing, Inc. 1997 Stock Option Plan, dated February 5, 2002.

           11. Notice of Grant of Stock Options and Option Agreement pursuant to Goody's Family Clothing, Inc. 1993 Stock Option Plan, dated February 5, 2002.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2002                            /s/ Robert M. Goodfriend
                                                   -----------------------------
                                                   Robert M. Goodfriend

                                                                      EXHIBIT 10
--------------------------------------------------------------------------------
                                     GOODY'S FAMILY CLOTHING, INC.
NOTICE OF GRANT OF STOCK OPTIONS     ID: 62-0793974
AND OPTION AGREEMENT                 400 Goody's Lane
                                     Knoxville, TN 37933

--------------------------------------------------------------------------------

ROBERT M. GOODFRIEND                 Option Number:                0000634
400 EAST FOX DEN DRIVE               Plan:                         1997
KNOXVILLE, TN USA 37922              ID:

--------------------------------------------------------------------------------

Effective 10/19/01, you have been granted a(n) Non-Qualified Stock Option to buy 200,000 shares of Goody's Family Clothing, Inc. (the Company) stock at $3.6000 per share.

The total option price of the shares granted is $720,000.00.

Shares in each period will become fully vested on the date shown.

   Shares            Vest Type             Full Vest            Expiration
   ------            ---------             ---------            ----------

   200,000          On Vest Date            10/19/01             10/19/06



--------------------------------------------------------------------------------

By your signature and the Company's signature below, you and the Company agree that these options are granted under and governed by the terms and conditions of the Company's Stock Option Plan as amended and the Option Agreement, all of which are attached and made a part of this document.

--------------------------------------------------------------------------------



/s/ Regis Hebbeler                                           2/5/02
------------------                                           ------
Goody's Family Clothing, Inc.                                Date


/s/ Robert M. Goodfriend                                     2/5/02
------------------------                                     ------
ROBERT M. GOODFRIEND                                         Date

                              TERMS AND CONDITIONS
                                     TO THE
                        NON-QUALIFIED STOCK OPTION AWARD
                    PURSUANT TO GOODY'S FAMILY CLOTHING, INC.
                             1997 STOCK OPTION PLAN


         1. Exercise of Option. Subject to the provisions provided herein or in the Award made pursuant to the Goody's Family Clothing, Inc. 1997 Stock Option Plan:

                  (a) the Option may be exercised with respect to all or any portion of the vested Option Shares at any time during the Option Period by the delivery to the Company, at its principal place of business, of a written notice of exercise in substantially the form attached hereto as Exhibit 1, which shall be actually delivered to the Company no earlier than thirty (30) days and no later than ten (10) days prior to the date upon which Optionee desires to exercise all or any portion of the Option;

                  (b) payment to the Company of the Exercise Price multiplied by the number of shares being purchased (the "Purchase Price") as provided in Section 2; and

                  (c)    payment of any tax withholding liability as provided in
         Section 3.

Upon acceptance of such notice and receipt of payment in full of the Purchase Price and any tax withholding liability, the Company shall cause to be issued a certificate representing the Option Shares purchased.

         2. Purchase Price. Payment of the Purchase Price for all Option Shares purchased pursuant to the exercise of an Option shall be made in cash or certified check or, alternatively, as follows:

                  (a) by delivery to the Company of a number of shares of Common Stock which have been owned by the Optionee for at least six
         (6) months prior to the date of the Option's exercise having a fair market value, as determined under the Plan, on the date of exercise either equal to the Purchase Price or in combination with cash or a certified check to equal the Purchase Price; or

                  (b) by receipt of the Purchase Price in cash from a broker, dealer or other "creditor" as defined by Regulation T issued by the Board of Governors of the Federal Reserve System following delivery by the Optionee to the Committee (as defined in the Plan) of instructions in a form acceptable to the Committee regarding delivery to such broker, dealer or other creditor of that number of Option Shares with respect to which the Option is exercised.

         3. Withholding. The Optionee must pay to the Company the full amount of the federal, state and local tax withholding obligation arising from the exercise of the Option.

                  (a) The tax withholding liability may be paid in cash or by certified check, or, alternatively, as follows:

                         (i) by the Optionee making a written election (a "Withholding Election") on or prior to the date on which the amount of tax required to be withheld is determined (the "Tax Date") to reduce the number of Option Shares to be issued upon exercise by the whole number of shares of Common Stock having a fair market value, as determined under the Plan, equal to the amount of withholding tax; or

                         (ii) by the Optionee making a Withholding Election and delivering to the Company before the Tax Date a whole number of shares of Common Stock that the Optionee has owned for at least six (6) months having a fair market value equal to the amount of withholding tax.

                  (b) A Withholding Election must be made substantially in the form attached as Exhibit 2 and may be made only if:

                         (i) the Optionee delivers to the Company a completed written Withholding Election no later than on the Tax Date;

                         (ii) the Withholding Election is irrevocable and, where applicable, satisfies the requirements of the exemption provided under Rule 16b-3 of the Securities Exchange Act of 1934; and

                         (iii) the Optionee delivers to the Company the Withholding Election on a date determined by the Committee (i.e., at least six (6) months prior to the Tax Date or prior to the Tax Date and in any ten-day period beginning on the third day following the release of the Company's quarterly or annual summary statement of sales and earnings), if the Optionee is considered by the Committee to be subject to
                  Section 16 of the Securities Exchange Act of 1934.

                  The Committee may give no effect to any Withholding Election.

         4. Rights as Shareholder. Until the stock certificates reflecting the Option Shares accruing to the Optionee upon exercise of the Option are issued to the Optionee, the Optionee shall have no rights as a shareholder with respect to such Option Shares. The Company shall make no adjustment for any dividends or distributions or other rights on or with respect to Option Shares for which the record date is prior to the issuance of that stock certificate, except as the Plan or this Award otherwise provides.

         5. Restriction on Transfer of Option and of Option Shares. The Option evidenced hereby is nontransferable other than by will or the laws of lineal descent and, in the case of an Option or Formula Option other than an Incentive Stock Option (i) to the spouse or any lineal ancestor or descendant of the grantee, (ii) to any trust, the sole beneficiaries of which are any one or all of such grantee, such grantee's spouse or lineal ancestors or descendants of such grantee, and (iii) to any other person or entity as the committee may approve. A holder of an Option or Formula Option other than the grantee thereof may not transfer such option other than by will or the laws of lineal descent.

         6.       Changes in Capitalization.

                  (a) Except as provided in Subsection (b) below, if the number of shares of Common Stock shall be increased or decreased by a stock split or the payment of a stock dividend, a subdivision or combination involving the Common Stock, a reclassification or a merger or consolidation involving the Common Stock, an appropriate adjustment shall be made by the Committee, in a manner determined in its sole discretion, in the number and kind of Option Shares and in the Exercise Price. Any adjustment may provide for the elimination of any fractional share that would otherwise become subject to the Option.

                  (b) In the event of a Sale of the Company (as defined in the Plan) in which the purchaser of the Company does not agree to the assumption of the Option, provisions shall be made to cause the Option to become exercisable prior to the Sale of the Company and to terminate upon the consummation of the Sale of the Company.

                  (c) The existence of the Plan and this Award shall not affect in any way the right or power of the Company to make or authorize any adjustment, reclassification, reorganization or other change in its capital or business structure, or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets.

         7. Special Limitation on Exercise. No purported exercise of the Option shall be effective without the approval of the Committee, which may be withheld to the extent that the exercise, either individually or in the aggregate together with the exercise of other previously exercised stock options and/or offers and sales pursuant to any prior or contemplated offering of securities, would, in the sole and absolute judgment of the Committee, require the filing of a registration statement with the United States Securities and Exchange Commission or with the securities commission of any state. If a registration statement is not in effect under the Securities Act of 1933 or any applicable state securities law with respect to shares of Common Stock purchasable or otherwise deliverable under the Option, the Optionee (a) shall deliver to the Company, prior to the exercise of the Option or as a condition to the delivery of Common Stock pursuant to the exercise of an Option exercise, such information, representations and warranties as the Company may reasonably request in order for the Company to be able to satisfy itself that the Option Shares are being acquired in accordance with the terms of an applicable exemption from the securities registration requirements of applicable federal and state securities laws and (b) shall agree that the shares of Common Stock so acquired will not be disposed of except pursuant to an effective registration statement, unless the Company shall have received an opinion of counsel that such disposition is exempt from such requirement under the Securities Act of 1933 and any applicable state securities law.

         8. Legend on Stock Certificates. Certificates evidencing the Option Shares, to the extent appropriate at the time, shall have noted conspicuously on the certificates a legend intended to give all persons full notice of the existence of the conditions, restrictions, rights and obligations set forth in this Award and in the Plan.

         9. Governing Laws. This Award and the Terms and Conditions shall be construed, administered and enforced according to the laws of the State of Tennessee.

         10. Successors. This Award and the Terms and Conditions shall be binding upon and inure to the benefit of the heirs, legal representatives, successors and permitted assigns of the Optionee and the Company.

         11. Notice. Except as otherwise specified herein, all notices and other communications under this Award shall be in writing and shall be deemed to have been given if personally delivered or if sent by registered or certified United States mail, return receipt requested, postage prepaid, addressed to the proposed recipient at the last known address of the recipient. Any party may designate any other address to which notices shall be sent by giving notice of the address to the other parties in the same manner as provided herein.

         12. Severability. In the event that any one or more of the provisions or portion thereof contained in the Award and these Terms and Conditions shall for any reason be held to be invalid, illegal or unenforceable in any respect, the same shall not invalidate or otherwise affect any other provisions of the Award and these Terms and Conditions, and the Award and these Terms and Conditions shall be construed as if the invalid, illegal or unenforceable provision or portion thereof had never been contained herein.

         13. Entire Agreement. Subject to the terms and conditions of the Plan, the Award and the Terms and Conditions express the entire understanding of the parties with respect to the Option.

         14. Violation. Except as expressly provided, any transfer, pledge, sale, assignment, or hypothecation of the Option or any portion thereof shall be a violation of the terms of the Award or these Terms and Conditions and shall be void and without effect.

         15. Headings and Capitalized Terms. Section headings used herein are for convenience of reference only and shall not be considered in construing the Award or these Terms and Conditions.

         16. Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of the Award and these Terms and Conditions, the party or parties who are thereby aggrieved shall have the right to specific performance and injunction in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.

         17. No Right to Continued Employment. Neither the establishment of the Plan nor the award of Option Shares hereunder shall be construed as giving the Optionee the right to continued employment with the Company or any subsidiary or, where applicable, to be retained as a member of the Board of Directors of the Company.

                                    EXHIBIT 1

                              NOTICE OF EXERCISE OF
                            STOCK OPTION TO PURCHASE
                                 COMMON STOCK OF
                          GOODY'S FAMILY CLOTHING, INC.


                                                   Name:
                                                   Address:




Goody's Family Clothing, Inc.
400 Goody's Lane
P. O. Box 22000
Knoxville, Tennessee  37933-2000
Attn:  Assistant Corporate Secretary

Re:      Exercise of Non-Qualified Stock Option

Dear                      :
     ---------------------

         Subject to acceptance hereof by Goody's Family Clothing, Inc. (the "Company") pursuant to the provisions of the Goody's Family Clothing, Inc. 1997 Stock Option Plan (the "Plan"), I hereby give notice of my election to exercise options granted to me to purchase ______ shares of Common Stock of the Company under the Non-Qualified Stock Option Award (the "Award") dated as of _______________. The purchase shall take place as of ____________ (the "Exercise Date").

         On or before the Exercise Date, I will pay the applicable purchase price as follows:

         [ ] by delivery of cash or a certified check for $________ for the full purchase price payable to the order of Goody's Family Clothing, Inc.

         [ ] by delivery of cash or a certified check for $___________ representing a portion of the purchase price with the balance to consist of shares of Common Stock that I have owned for at least six months and that are represented by a stock certificate I will surrender to the Company with my endorsement. If the number of shares of Common Stock represented by such stock certificate exceed the number to be applied against the purchase price, I understand that a new stock certificate will be issued to me reflecting the excess number of shares.

         [ ] by delivery of a stock certificate representing shares of Common Stock that I have owned for at least six months which I will surrender to the Company with my endorsement as payment of the purchase price. If the number of shares of Common

               Stock represented by such certificate exceed the number to be applied against the purchase price, I understand that a new certificate will be issued to me reflecting the excess number of shares.

         [ ] by delivery of the purchase price by _________________________, a broker, dealer or other "creditor" as defined by Regulation T issued by the Board of Governors of the Federal Reserve System. I hereby authorize the Company to issue a stock certificate for the number of shares indicated above in the name of said broker, dealer or other creditor or its nominee pursuant to instructions received by the Company and to deliver said stock certificate directly to that broker, dealer or other creditor (or to such other party specified in the instructions received by the Company from the broker, dealer or other creditor) upon receipt of the purchase price.

         The required federal, state and local income tax withholding obligations, if any, on the exercise of the Award shall also be paid on or before the Exercise Date in the manner provided in the Withholding Election previously tendered or to be tendered to the Company no later than the Exercise Date.

         As soon as the stock certificate is registered in my name, please deliver it to me at the above address.

         If the Common Stock being acquired is not pursuant to an effective registration statement on Form S-8 (or successor form) filed under the Securities Act of 1933, as amended (the "1933 Act"), I hereby represent, warrant, covenant, and agree with the Company as follows:

               The shares of the Common Stock being acquired by me will be acquired for my own account without the participation of any other person, with the intent of holding the Common Stock for investment and without the intent of participating, directly or indirectly, in a distribution of the Common Stock and not with a view to, or for resale in connection with, any distribution of the Common Stock, nor am I aware of the existence of any distribution of the Common Stock;

               I am not acquiring the Common Stock based upon any representation, oral or written, by any person with respect to the future value of, or income from, the Common Stock but rather upon an independent examination and judgment as to the prospects of the Company;

               The Common Stock was not offered to me by means of publicly disseminated advertisements or sales literature, nor am I aware of any offers made to other persons by such means;

               I am able to bear the economic risks of the investment in the Common Stock, including the risk of a complete loss of my investment therein;

               I understand and agree that the Common Stock will be issued and sold to me without registration under any state law relating to the registration of securities for sale, and will be issued and sold in reliance on the exemptions from registration under the 1933 Act, provided by Sections 3(b) and/or 4(2) thereof and the rules and regulations promulgated thereunder;

               The Common Stock cannot be offered for sale, sold or transferred by me other than pursuant to: (A) an effective registration under the 1933 Act or in a transaction otherwise in compliance with the 1933 Act; and (B) evidence satisfactory to the Company of compliance with the applicable securities laws of other jurisdictions. The Company shall be entitled to rely upon an opinion of counsel satisfactory to it with respect to compliance with the above laws;

               The Company will be under no obligation to register the Common Stock or to comply with any exemption available for sale of the Common Stock without registration or filing, and the information or conditions necessary to permit routine sales of securities of the Company under Rule 144 under the 1933 Act my not be available and no assurance has been given that it or they will become available. The Company is under no obligation to act in any manner so as to make Rule 144 available with respect to the Common Stock;

               I have and have had complete access to and the opportunity to review and make copies of all material documents related to the business of the Company, including, but not limited to, contracts, financial statements, tax returns, leases, deeds and other books and records. I have examined such of these documents as I wished and am familiar with the business and affairs of the Company. I realize that the purchase of the Common Stock is a speculative investment and that any possible profit therefrom is uncertain;

               I have had the opportunity to ask questions of and receive answers from the Company and any person acting on its behalf and to obtain all material information reasonably available with respect to the Company and its affairs. I have received all information and data with respect to the Company which I have requested and which I have deemed relevant in connection with the evaluation of the merits and risks of my investment in the Company;

               I have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of the purchase of the Common Stock hereunder and I am able to bear the economic risk of such purchase; and

               The agreements, representations, warranties and covenants made by me herein extend to and apply to all of the Common Stock of the Company issued to me pursuant to this Award. Acceptance by me of the certificate representing such Common Stock shall constitute a confirmation by me that all such agreements, representations, warranties and covenants made herein shall be true and correct at that time.

         I understand that the certificates representing the shares being purchased by me in accordance with this notice shall bear a legend referring to the foregoing covenants, representations and warranties and restrictions on transfer, and I agree that a legend to that effect may be placed on any certificate which may be issued to me for the shares being acquired by me in accordance with this notice.

                                              Very truly yours,


AGREED TO AND ACCEPTED:

GOODY'S FAMILY CLOTHING, INC.


By:
   ----------------------------

Title:
      -------------------------

Number of Shares
Exercised:
           ----------

Number of Shares
Remaining:                                    Date:
           ----------                              -----------------------------

                                    EXHIBIT 2
                                    ---------

                         NOTICE OF WITHHOLDING ELECTION
                          GOODY'S FAMILY CLOTHING, INC.


TO:          Corporate Secretary, Goody's Family Clothing, Inc.

FROM:

RE:          Withholding Election

--------------------------------------------------------------------------------

This election relates to the option identified in Paragraph 3 below. I hereby certify that:

(1) My correct name and social security number and my current address are set forth at the end of this document.

(2)          I am (check one, whichever is applicable).

             [ ]     the original recipient of the option.

             [ ] the legal representative of the estate of the original recipient of the option.

             [ ]     a legatee of the original recipient of the option.

             [ ]     the legal guardian of the original recipient of the option.

(3) The option to which this election relates was issued under the Goody's Family Clothing, Inc., 1997 Stock Option Plan. This election relates to ______ shares of Common Stock issuable upon exercise of the option, provided that the numbers set forth above shall be deemed changed as appropriate to reflect the applicable Plan provisions.

(4)          In connection with any exercise of the Option, I hereby elect:

             [ ] to have the amount of the applicable taxes withheld from the proceeds from the sale of the shares by ______________________ and paid to the Company.

             [ ] to have certain of the shares issuable pursuant to the exercise withheld by the Company for the purpose of having the value of the shares applied to pay federal, state, and local, if any, taxes arising from the exercise;

             [ ] to tender shares of Common Stock held by me for a period of at least six (6) months prior to the exercise of the option for the purpose of having the value of the shares applied to pay such taxes.

             [ ] to have the amount of the tax withholding obligation delivered by ________________________________, a broker, dealer or other "creditor" as defined by Regulation T issued by the Board of Governors of the Federal Reserve System. I hereby authorize the Company to issue a stock certificate in number of shares indicated above in the name of said broker, dealer or other creditor or its nominee pursuant to instructions received by the Company and to deliver said stock certificate directly to that broker, dealer or other creditor (or to such other party specified in the instructions received by the Company from the broker, dealer or other creditor) upon receipt of the withholding obligation.

                     The shares to be withheld or tendered, as applicable, shall have, as of the Tax Date applicable to the exercise, a fair market value equal to the minimum statutory tax withholding requirement under federal, state, and local law in connection with the exercise.

(5) This Withholding Election is made no later than the Tax Date and is otherwise timely made pursuant to the Plan.

(6) I understand that this Withholding Election may not be revised, amended or revoked by me (except in a manner that satisfies, if applicable, the requirements of the exemption provided under Rule 16b-3 of the Securities Exchange Act of 1934).

(7) I further understand that the Company shall withhold from the Common Stock a whole number of shares of Common Stock having the value specified in Paragraph 4 above, as applicable.

(8) The Plan has been made available to me by the Company. I have read and understand the Plan and I have no reason to believe that any of the conditions to the making of this Withholding Election have not been met.

(9) Capitalized terms used in this Notice of Withholding Election without definition shall have the meanings given to them in the Plan.


Dated:
      ------------------------------        ----------------------------------
                                            Signature


------------------------------------        ----------------------------------
Social Security Number                      Name (Printed)


------------------------------------        ----------------------------------
                                            Street Address


------------------------------------        ----------------------------------
                                            City, State, Zip Code(C)


------------------------------------

                                                                      EXHIBIT 11
--------------------------------------------------------------------------------
                                          GOODY'S FAMILY CLOTHING, INC.
NOTICE OF GRANT OF STOCK OPTIONS          ID: 62-0793974
AND OPTION AGREEMENT                      400 Goody's Lane
                                          Knoxville, TN 37933

--------------------------------------------------------------------------------

ROBERT M. GOODFRIEND                      Option Number:               0000639
400 EAST FOX DEN DRIVE                    Plan:                        1993
KNOXVILLE, TN USA 37922                   ID:

--------------------------------------------------------------------------------

Effective 1/30/02, you have been granted a(n) Non-Qualified Stock Option to buy 550,000 shares of Goody's Family Clothing, Inc. (the Company) stock at $3.9000 per share.

The total option price of the shares granted is $2,145,000.00.

Shares in each period will become fully vested on the date shown.

   Shares             Vest Type           Full Vest          Expiration
   ------             ---------           ---------          ----------

  550,000           On Vest Date           1/30/02             1/29/07

--------------------------------------------------------------------------------

By your signature and the Company's signature below, you and the Company agree that these options are granted under and governed by the terms and conditions of the Company's Stock Option Plan as amended and the Option Agreement, all of which are attached and made a part of this document.

--------------------------------------------------------------------------------



/s/ Regis Hebbeler                                           2/5/02
------------------                                           ------
Goody's Family Clothing, Inc.                                Date


/s/ Robert M. Goodfriend                                     2/5/02
------------------------                                     ------
ROBERT M. GOODFRIEND                                         Date

                              TERMS AND CONDITIONS
                     TO THENON-QUALIFIED STOCK OPTION AWARD
                    PURSUANT TO GOODY'S FAMILY CLOTHING, INC.
                             1993 STOCK OPTION PLAN

         1. Exercise of Option. Subject to the provisions provided herein or in the Award made pursuant to the Goody's Family Clothing, Inc. 1993 Stock Option Plan:

                  (a) the Option may be exercised with respect to all or any portion of the vested Option Shares at any time during the Option Period by the delivery to the Company, at its principal place of business, of a written notice of exercise in substantially the form attached hereto as Exhibit 1, which shall be actually delivered to the Company no earlier than thirty (30) days and no later than ten (10) days prior to the date upon which option holder desires to exercise all or any portion of the Option;

                  (b) payment to the Company of the Exercise Price multiplied by the number of shares being purchased (the "Purchase Price") as provided in Section 2; and

                  (c) payment of any tax withholding liability as provided in Section 3.

Upon acceptance of such notice and receipt of payment in full of the Purchase Price and any tax withholding liability, the Company shall cause to be issued a certificate representing the Option Shares purchased.

         2. Purchase Price. Payment of the Purchase Price for all Option Shares purchased pursuant to the exercise of an Option shall be made in cash or certified check or, alternatively, as follows:

                  (a) by delivery to the Company of a number of shares of Common Stock which have been owned by the option holder for at least six (6) months prior to the date of the Option's exercise having a fair market value, as determined under the Plan, on the date of exercise either equal to the Purchase Price or in combination with cash or a certified check to equal the Purchase Price; or

                  (b) by receipt of the Purchase Price in cash from a broker, dealer or other "creditor" as defined by Regulation T issued by the Board of Governors of the Federal Reserve System following delivery by the option holder to the Committee (as defined in the Plan) of instructions in a form acceptable to the Committee regarding delivery to such broker, dealer or other creditor of that number of Option Shares with respect to which the Option is exercised.

         3. Withholding. The option holder must pay to the Company the full amount of the federal, state and local tax withholding obligation arising from the exercise of the Option.

                  (a) The tax withholding liability may be paid in cash or by certified check, or, alternatively, as follows:

                         (i) by the option holder making a written election (a "Withholding Election") on or prior to the date on which the amount of tax required to be withheld is determined (the "Tax Date") to reduce the number of Option Shares to be issued upon exercise by the whole number of shares of Common Stock having a fair market value, as determined under the Plan, equal to the amount of withholding tax; or

                         (ii) by the option holder making a Withholding Election and delivering to the Company before the Tax Date a whole number of shares of Common Stock that the option holder has owned for at least six (6) months having a fair market value equal to the amount of withholding tax.

                  (b) A Withholding Election must be made substantially in the form attached as Exhibit 2 and may be made only if:

                          (i) the option holder delivers to the Company a completed written Withholding Election no later than on the Tax Date;

                          (ii) the Withholding Election is irrevocable and, where applicable, satisfies the requirements of the exemption provided under Rule 16b-3 of the Securities Exchange Act of 1934; and

                          (iii) the option holder delivers to the Company the Withholding Election on a date determined by the Committee (i.e., at least six (6) months prior to the Tax Date or prior to the Tax Date and in any ten-day period beginning on the third day following the release of the Company's quarterly or annual summary statement of sales and earnings), if the option holder is considered by the Committee to be subject to Section 16 of the Securities Exchange Act of 1934.

                  The Committee may give no effect to any Withholding Election.

         4. Rights as Shareholder. Until the stock certificates reflecting the Option Shares accruing to the option holder upon exercise of the Option are issued to the option holder, the option holder shall have no rights as a shareholder with respect to such Option Shares. The Company shall make no adjustment for any dividends or distributions or other rights on or with respect to Option Shares for which the record date is prior to the issuance of that stock certificate, except as the Plan or this Award otherwise provides.

         5. Restriction on Transfer of Option. The Option evidenced hereby is nontransferable other than by will or the laws of lineal descent and, in the case of an Option or Formula Option other than an Incentive Stock Option other than (i) to the spouse or any lineal ancestor or descendant of the Optionee,
(ii) to any trust, the sole beneficiaries of which are any one or all of such Optionee, such Optionee's spouse or lineal ancestors or descendants of such Optionee, and (iii)to any other person or entity as the Committee may approve. A holder of an Option or Formula Option other than the Optionee may not transfer such Option other than by will or the laws of lineal descent.

         6.       Changes in Capitalization.

                  (a) Except as provided in Subsection (b) below, if the number of shares of Common Stock shall be increased or decreased by a stock split or the payment of a stock dividend, a subdivision or combination involving the Common Stock, a reclassification or a merger or consolidation involving the Common Stock, an appropriate adjustment shall be made by the Committee, in a manner determined in its sole discretion, in the number and kind of Option Shares and in the Exercise Price. Any adjustment may provide for the elimination of any fractional share that would otherwise become subject to the Option.

                  (b) In the event of a Sale of the Company (as defined in the Plan) in which the purchaser of the Company does not agree to the assumption of the Option, provisions shall be made to cause the Option to become exercisable prior to the Sale of the Company and to terminate upon the consummation of the Sale of the Company.

                  (c) The existence of the Plan and this Award shall not affect in any way the right or power of the Company to make or authorize any adjustment, reclassification, reorganization or other change in its capital or business structure, or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets.

         7. Special Limitation on Exercise. No purported exercise of the Option shall be effective without the approval of the Committee, which may be withheld to the extent that the exercise, either individually or in the aggregate together with the exercise of other previously exercised stock options and/or offers and sales pursuant to any prior or contemplated offering of securities, would, in the sole and absolute judgment of the Committee, require the filing of a registration statement with the United States Securities and Exchange Commission or with the securities commission of any state. If a registration statement is not in effect under the Securities Act of 1933 or any applicable state securities law with respect to shares of Common Stock purchasable or otherwise deliverable under the Option, the option holder (a) shall deliver to the Company, prior to the exercise of the Option or as a condition to the delivery of Common Stock pursuant to the exercise of an Option exercise, such information, representations and warranties as the Company may reasonably request in order for the Company to be able to satisfy itself that the Option Shares are being acquired in accordance with the terms of an applicable exemption from the securities registration requirements of applicable federal and state securities laws and (b) shall agree that the shares of Common Stock so acquired will not be disposed of except pursuant to an effective registration statement, unless the Company shall have received an opinion of counsel that such disposition is exempt from such requirement under the Securities Act of 1933 and any applicable state securities law.

         8. Legend on Stock Certificates. Certificates evidencing the Option Shares, to the extent appropriate at the time, shall have noted conspicuously on the certificates a legend intended to give all persons full notice of the existence of the conditions, restrictions, rights and obligations set forth in this Award and in the Plan.

         9. Governing Laws. This Award and the Terms and Conditions shall be construed, administered and enforced according to the laws of the State of Tennessee.

         10. Successors. This Award and the Terms and Conditions shall be binding upon and inure to the benefit of the heirs, legal representatives, successors and permitted assigns of the Optionee and the Company.

         11. Notice. Except as otherwise specified herein, all notices and other communications under this Award shall be in writing and shall be deemed to have been given if personally delivered or if sent by registered or certified United States mail, return receipt requested, postage prepaid, addressed to the proposed recipient at the last known address of the recipient. Any party may designate any other address to which notices shall be sent by giving notice of the address to the other parties in the same manner as provided herein.

         12. Severability. In the event that any one or more of the provisions or portion thereof contained in the Award and these Terms and Conditions shall for any reason be held to be invalid, illegal or unenforceable in any respect, the same shall not invalidate or otherwise affect any other provisions of the Award and these Terms and Conditions, and the Award and these Terms and Conditions shall be construed as if the invalid, illegal or unenforceable provision or portion thereof had never been contained herein.

         13. Entire Agreement. Subject to the terms and conditions of the Plan, the Award and the Terms and Conditions express the entire understanding of the parties with respect to the Option.

         14. Violation. Except as provided in Section 5, any transfer, pledge, sale, assignment, or hypothecation of the Option or any portion thereof shall be a violation of the terms of the Award or these Terms and Conditions and shall be void and without effect.

         15. Headings and Capitalized Terms. Section headings used herein are for convenience of reference only and shall not be considered in construing the Award or these Terms and Conditions.

         16. Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of the Award and these Terms and

Conditions, the party or parties who are thereby aggrieved shall have the right to specific performance and injunction in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.

         17. No Right to Continued Employment. Neither the establishment of the Plan nor the award of Option Shares hereunder shall be construed as giving the Optionee the right to continued employment with the Company or any subsidiary or, where applicable, to be retained as a member of the Board of Directors of the Company.

                                    EXHIBIT 1

                           NOTICE OF EXERCISE OF STOCK
                       OPTION TO PURCHASE COMMON STOCK OF
                          GOODY'S FAMILY CLOTHING, INC.


                                                     Name:
                                                     Address:




Goody's Family Clothing, Inc.
400 Goody's Lane
P.O. Box 22000
Knoxville, Tennessee  37933-2000
Attn:  Assistant Corporate Secretary

Re:      Exercise of Non-Qualified Stock Option

Dear                      :
     ---------------------

         Subject to acceptance hereof by Goody's Family Clothing, Inc. (the "Company") pursuant to the provisions of the Goody's Family Clothing, Inc. 1993 Stock Option Plan (the "Plan"), I hereby give notice of my election to exercise options held by me to purchase ______ shares of Common Stock of the Company under the Non-Qualified Stock Option Award (the "Award") dated as of _______________. The purchase shall take place as of ____________ (the "Exercise Date").

         On or before the Exercise Date, I will pay the applicable purchase price as follows:

         [ ] by delivery of cash or a certified check for $________ for the full purchase price payable to the order of Goody's Family Clothing, Inc.

         [ ] by delivery of cash or a certified check for $___________ representing a portion of the purchase price with the balance to consist of shares of Common Stock that I have owned for at least six months and that are represented by a stock certificate I will surrender to the Company with my endorsement. If the number of shares of Common Stock represented by such stock certificate exceed the number to be applied against the purchase price, I understand that a new stock certificate will be issued to me reflecting the excess number of shares.

         [ ] by delivery of a stock certificate representing shares of Common Stock that I have owned for at least six months which I will surrender to the Company with my endorsement as payment of the purchase price. If the number of shares of Common Stock represented by such certificate exceed the number to be applied against the purchase price, I understand that a new certificate will be issued to me reflecting the excess number of shares.

         [ ] by delivery of the purchase price by ________________________, a broker, dealer or other "creditor" as defined by Regulation T issued by the Board of Governors of the Federal Reserve System. I hereby authorize the Company to issue a stock certificate for the number of shares indicated above in the name of said broker, dealer or other creditor or its nominee pursuant to instructions received by the Company and to deliver said stock certificate directly to that broker, dealer or other creditor (or to such other party specified in the instructions received by the Company from the broker, dealer or other creditor) upon receipt of the purchase price.

         The required federal, state and local income tax withholding obligations, if any, on the exercise of the Award shall also be paid on or before the Exercise Date in the manner provided in the Withholding Election previously tendered or to be tendered to the Company no later than the Exercise Date.

         As soon as the stock certificate is registered in my name, please deliver it to me at the above address.

         If the Common Stock being acquired is not registered for issuance to and resale by me pursuant to an effective registration statement on Form S-8 (or successor form) filed under the Securities Act of 1933, as amended (the "1933 Act"), I hereby represent, warrant, covenant, and agree with the Company as follows:

                  The shares of the Common Stock being acquired by me will be acquired for my own account without the participation of any other person, with the intent of holding the Common Stock for investment and without the intent of participating, directly or indirectly, in a distribution of the Common Stock and not with a view to, or for resale in connection with, any distribution of the Common Stock, nor am I aware of the existence of any distribution of the Common Stock;

                  I am not acquiring the Common Stock based upon any representation, oral or written, by any person with respect to the future value of, or income from, the Common Stock but rather upon an independent examination and judgment as to the prospects of the Company;

                  The Common Stock was not offered to me by means of publicly disseminated advertisements or sales literature, nor am I aware of any offers made to other persons by such means;

                  I am able to bear the economic risks of the investment in the Common Stock, including the risk of a complete loss of my investment therein;

                  I understand and agree that the Common Stock will be issued and sold to me without registration under any state law relating to the registration of securities for sale, and will be issued and sold in reliance on the exemptions from registration under the 1933 Act, provided by Sections 3(b) and/or 4(2) thereof and the rules and regulations promulgated thereunder;

                  The Common Stock cannot be offered for sale, sold or transferred by me other than pursuant to: (A) an effective registration under the 1933 Act or in a transaction otherwise in compliance with the 1933 Act; and (B) evidence satisfactory to the Company of compliance with the applicable securities laws of other jurisdictions. The Company shall be entitled to rely upon an opinion of counsel satisfactory to it with respect to compliance with the above laws;

                  The Company will be under no obligation to register the Common Stock or to comply with any exemption available for sale of the Common Stock without registration or filing, and the information or conditions necessary to permit routine sales of securities of the Company under Rule 144 under the 1933 Act are not now available and no assurance has been given that it or they will become available. The Company is under no obligation to act in any manner so as to make Rule 144 available with respect to the Common Stock;

                  I have and have had complete access to and the opportunity to review and make copies of all material documents related to the business of the Company, including, but not limited to, contracts, financial statements, tax returns, leases, deeds and other books and records. I have examined such of these documents as I wished and am familiar with the business and affairs of the Company. I realize that the purchase of the Common Stock is a speculative investment and that any possible profit therefrom is uncertain;

                  I have had the opportunity to ask questions of and receive answers from the Company and any person acting on its behalf and to obtain all material information reasonably available with respect to the Company and its affairs. I have received all information and data with respect to the Company which I have requested and which I have deemed relevant in connection with the evaluation of the merits and risks of my investment in the Company;

                  I have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of the purchase of the Common Stock hereunder and I am able to bear the economic risk of such purchase; and

                  The agreements, representations, warranties and covenants made by me herein extend to and apply to all of the Common Stock of the Company issued to me pursuant to the Award. Acceptance by me of the certificate representing such Common Stock shall constitute a confirmation by me that all such agreements, representations, warranties and covenants made herein shall be true and correct at that time.

         I understand that the certificates representing the shares being purchased by me in accordance with this notice shall bear a legend referring to the foregoing covenants, representations and warranties and restrictions on transfer, and I agree that a legend to that effect may be placed on any certificate which may be issued to me as a substitute for the certificates being acquired by me in accordance with this notice.


                                                  Very truly yours,


AGREED TO AND ACCEPTED:

GOODY'S FAMILY CLOTHING, INC.


By:
   ------------------------------

Title:
      ---------------------------

Number of Shares
Exercised:
              ---------

Number of Shares
Remaining:                                        Date:
              ---------

                                    EXHIBIT 2
                                    ---------

                         NOTICE OF WITHHOLDING ELECTION
                          GOODY'S FAMILY CLOTHING, INC.


TO:          Corporate Secretary, Goody's Family Clothing, Inc.

FROM:

RE:          Withholding Election

--------------------------------------------------------------------------------

This election relates to the option identified in Paragraph 3 below. I hereby certify that:

(1) My correct name and social security number and my current address are set forth at the end of this document.

(2)          I am (check one, whichever is applicable).

             [ ]    the original recipient of the option.

             [ ] the legal representative of the estate of the original recipient of the option.

             [ ]    a legatee of the original recipient of the option.

             [ ]    the legal guardian of the original recipient of the option.

             [ ]    other. Give relationship to original recipient: ___________.

(3) The option to which this election relates was issued under the Goody's Family Clothing, Inc. _______ shares of Common Stock. This election relates to ______ shares of Common Stock issuable upon exercise of the option, provided that the numbers set forth above shall be deemed changed as appropriate to reflect the applicable Plan provisions.

(4)          In connection with any exercise of the Option, I hereby elect:

             [ ] to have the amount of the applicable taxes withheld from the proceeds from the sale of the shares by ___________________ and paid to the Company.

                        [ ]    to have certain of the shares issuable pursuant
               to the exercise withheld by the Company for the purpose of having the value of the shares applied to pay federal, state, and local, if any, taxes arising from the exercise;

             [ ] to tender shares of Common Stock held by me for a period of at least six (6) months prior to the exercise of the option for the purpose of having the value of the shares applied to pay such taxes.

             [ ] to have the amount of the tax withholding obligation delivered by ________________________________, a broker, dealer or other "creditor" as defined by Regulation T issued by the Board of Governors of the Federal Reserve System. I hereby authorize the Company to issue a stock certificate in number of shares indicated above in the name of said broker, dealer or other creditor or its nominee pursuant to instructions received by the Company and to deliver said stock certificate directly to that broker, dealer or other creditor (or to such other party specified in the instructions received by the Company from the broker, dealer or other creditor) upon receipt of the withholding obligation.

                    The shares to be withheld or tendered, as applicable, shall have, as of the Tax Date applicable to the exercise, a fair market value equal to the minimum statutory tax withholding requirement under federal, state, and local law in connection with the exercise.

(5) This Withholding Election is made no later than the Tax Date and is otherwise timely made pursuant to the Plan.

(6) I understand that this Withholding Election may not be revised, amended or revoked by me (except in a manner that satisfies, if applicable, the requirements of the exemption provided under Rule 16b-3 of the Securities Exchange Act of 1934).

(7) I further understand that the Company shall withhold from the Common Stock a whole number of shares of Common Stock having the value specified in Paragraph 4 above, as applicable.

(8) The Plan has been made available to me by the Company. I have read and understand the Plan and I have no reason to believe that any of the conditions to the making of this Withholding Election have not been met.

(9) Capitalized terms used in this Notice of Withholding Election without definition shall have the meanings given to them in the Plan.


Dated:
       -----------------------------       ------------------------------------
                                           Signature


------------------------------------       ------------------------------------
Social Security Number                     Name (Printed)


------------------------------------       ------------------------------------
                                           Street Address


------------------------------------       ------------------------------------
                                           City, State, Zip Code(C)


------------------------------------